Exhibit 1

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL CONNECT SUB LLC

Common Stock	137	$5.1000	01/15/2026
Common Stock	6,039	$3.6000	03/09/2026
Common Stock	11,823	$4.1269	03/10/2026
Common Stock	6,211	$4.1497	03/11/2026
Common Stock	15,160	$4.2000	03/12/2026
Common Stock	2,947	$4.2967	03/13/2026